# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CADRE HOLDINGS, INC., CIK 0001860543
CUSIP: 12763L105
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 13386 International Pkwy, Jacksonville, Florida (FL), 32218
Date of event which requires filing of this statement: 06/16/2026
Amends the filing with accession number 0001104659-25-112538
Filed by CIK 0000935577
Persons authorized to receive notices and communications: Robert L. Lawrence, Kane Kessler, P.C., 600 3rd Avenue, 35th Floor, New York, New York (NY), 10016, (212) 541-6222

## Reporting persons
- Warren B. Kanders (CIK 0000935577): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 11,369,478; shared voting power 23,450; sole dispositive power 11,369,478; shared dispositive power 23,450; aggregate amount beneficially owned 11,392,928 (26.4% of the class)
  Comment: Footnote to Rows 7 and 9: (A) Consists of (i) 22,888 shares held by Warren B. Kanders, (ii) 1,305,650 shares held by Warren B. Kanders Roth IRA, (iii) 9,692,039 shares held by Kanders SAF, LLC ("Kanders SAF"); and (iv) options to purchase an aggregate of 348,901 shares of common stock which were previously granted under the Issuer's 2021 Stock Incentive Plan and that are presently exercisable or exercisable within 60 days of the date hereof; and (B) excludes, without duplication, (i) 258,266 shares underlying stock options to purchase shares of common stock which were previously granted under the Issuer's 2021 Stock Incentive Plan and that are not presently exercisable or exercisable within 60 days of the date hereof; (ii) 80,974 shares underlying restricted stock units which were previously granted under the Issuer's 2021 Stock Incentive Plan and that are not presently vested or vesting within 60 days of the date hereof; (iii) 261,000 shares underlying restricted stock units granted under the Issuer's 2021 Stock Incentive Plan that will vest only if, on or before June 16, 2033, the Issuer's common stock achieves a volume-weighted average trading price ("VWAP") of at least $60.00 per share over a 20 consecutive trading day measurement period; (iv) 373,000 shares underlying restricted stock units granted under the Issuer's 2021 Stock Incentive Plan that will vest only if, on or before June 16, 2033, the Issuer's common stock achieves a VWAP of at least $80.00 per share over a 20 consecutive trading day measurement period; (v) 496,500 shares underlying stock options granted under the Issuer's 2021 Stock Incentive Plan that will vest and become exercisable only if, on or before June 16, 2033, the Issuer's common stock achieves a VWAP of at least $60.00 per share over a 20 consecutive trading day measurement period; and (vi) 616,500 shares underlying stock options granted under the Issuer's 2021 Stock Incentive Plan that will vest and become exercisable only if, on or before June 16, 2033, the Issuer's common stock achieves a VWAP of at least $80.00 per share over a 20 consecutive trading day measurement period. Mr. Kanders is the sole member and manager of Kanders SAF, and accordingly all of the shares of the Issuer's common stock held by Kanders SAF may be deemed to be beneficially owned by Mr. Kanders.
  
  Footnote to Rows 8 and 10: Consists of 23,450 shares held by Allison Kanders Roth IRA. Allison Kanders is the wife of Mr. Kanders, and accordingly all of the shares of the Issuer's common stock held by Allison Kanders Roth IRA may be deemed to be beneficially owned by Mr. Kanders. Mr. Kanders disclaims beneficial ownership of the shares held by Allison Kanders Roth IRA, except to the extent of his pecuniary interest therein.
  
  Footnote to Row 11: The amount reported above as being beneficially owned by Mr. Kanders (A) includes, without duplication, the shares reported in Rows 7 and 9 plus the shares reported in Rows 8 and 10; and (B) excludes, without duplication, (i) 258,266 shares underlying stock options to purchase shares of the Issuer's common stock which were previously granted under the Issuer's 2021 Stock Incentive Plan and that are not presently exercisable or exercisable within 60 days of the date hereof; (ii) 80,974 shares underlying restricted stock units which were previously granted under the Issuer's 2021 Stock Incentive Plan and that are not presently vested or vesting within 60 days of the date hereof; (iii) 261,000 shares underlying restricted stock units granted under the Issuer's 2021 Stock Incentive Plan that will vest only if, on or before June 16, 2033, the Issuer's common stock achieves a VWAP of at least $60.00 per share over a 20 consecutive trading day measurement period; (iv) 373,000 shares underlying restricted stock units granted under the Issuer's 2021 Stock Incentive Plan that will vest only if, on or before June 16, 2033, the Issuer's common stock achieves a VWAP of at least $80.00 per share over a 20 consecutive trading day measurement period; (v) 496,500 shares underlying stock options granted under the Issuer's 2021 Stock Incentive Plan that will vest and become exercisable only if, on or before June 16, 2033, the Issuer's common stock achieves a VWAP of at least $60.00 per share over a 20 consecutive trading day measurement period; and (vi) 616,500 shares underlying stock options granted under the Issuer's 2021 Stock Incentive Plan that will vest and become exercisable only if, on or before June 16, 2033, the Issuer's common stock achieves a VWAP of at least $80.00 per share over a 20 consecutive trading day measurement period.
  
  Footnote to Row 13: The percentage of shares of common stock reported as being beneficially owned by Mr. Kanders is based upon 43,146,352 shares of common stock outstanding as of the date hereof, which includes: (i) 42,797,451 shares of common stock outstanding as of May 1, 2026, as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 filed with the Securities and Exchange Commission on May 11, 2026; and (ii) options to purchase an aggregate of 348,901 shares of common stock which were previously granted under the Issuer's 2021 Stock Incentive Plan and that are presently exercisable or exercisable within 60 days of the date hereof.
- Kanders SAF, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 9,692,039; shared voting power 0; sole dispositive power 9,692,039; shared dispositive power 0; aggregate amount beneficially owned 9,692,039 (22.6% of the class)
  Comment: Footnote to Rows 7, 9 and 11: Mr. Kanders is the sole member and manager of Kanders SAF, and accordingly may be deemed to beneficially own all of the shares of the Company's common stock held by Kanders SAF.
  
  Footnote to Row 13: The percentage of shares of common stock reported as being beneficially owned by Kanders SAF is based upon 42,797,451 shares of common stock outstanding as of May 1, 2026, as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 filed with the Securities and Exchange Commission on May 11, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.0001 per share
Name of issuer: CADRE HOLDINGS, INC.
Address of issuer's principal executive offices: 13386 International Pkwy, Jacksonville, Florida (FL), 32218
Comment:
This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D originally filed with the U.S. Securities and Exchange Commission on November 14, 2025 (the "Initial Schedule 13D") and the Amendment No. 1 to Schedule 13D filed with the U.S. Securities and Exchange Commission on November 19, 2025 ("Amendment No. 1 to Schedule 13D"), by Warren B. Kanders and Kanders SAF (collectively, the "Reporting Persons").

Capitalized terms used herein but not otherwise defined shall have the meaning set forth in the Initial Schedule 13D and Amendment No. 1 to Schedule 13D, as applicable. Unless indicated otherwise, all items left blank remain unchanged, and any items which are amended below are deemed to supplement the existing items in the Initial Schedule 13D and Amendment No. 1 to Schedule 13D, as applicable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

As of the date of this Schedule 13D, Mr. Kanders may be deemed to be the beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act of 1934, as amended) of 11,392,928 shares of common stock, constituting approximately 26.4% of the outstanding shares of common stock, which is comprised of: (i) 22,888 shares held by Warren B. Kanders, (ii) 1,305,650 shares held by Warren B. Kanders Roth IRA, (iii) 9,692,039 shares held by Kanders SAF; (iv) options to purchase an aggregate of 348,901 shares of common stock which were previously granted under the Company's 2021 Stock Incentive Plan and that are presently exercisable or exercisable within 60 days of the date hereof; and (v) 23,450 shares of common stock held by Allison Kanders Roth IRA. Mr. Kanders disclaims beneficial ownership of the shares held by the Allison Kanders Roth IRA, except to the extent of his pecuniary interest therein.

The amount reported above as being beneficially owned by Mr. Kanders excludes, without duplication, (i) 258,266 shares underlying stock options to purchase shares of the Issuer's common stock which were previously granted under the Issuer's 2021 Stock Incentive Plan and that are not presently exercisable or exercisable within 60 days of the date hereof; (ii) 80,974 shares underlying restricted stock units which were previously granted under the Issuer's 2021 Stock Incentive Plan and that are not presently vested or vesting within 60 days of the date hereof; (iii) 261,000 shares underlying restricted stock units granted under the Issuer's 2021 Stock Incentive Plan that will vest only if, on or before June 16, 2033, the Issuer's common stock achieves a VWAP of at least $60.00 per share over a 20 consecutive trading day measurement period; (iv) 373,000 shares underlying restricted stock units granted under the Issuer's 2021 Stock Incentive Plan that will vest only if, on or before June 16, 2033, the Issuer's common stock achieves a VWAP of at least $80.00 per share over a 20 consecutive trading day measurement period; (v) 496,500 shares underlying stock options granted under the Issuer's 2021 Stock Incentive Plan that will vest and become exercisable only if, on or before June 16, 2033, the Issuer's common stock achieves a VWAP of at least $60.00 per share over a 20 consecutive trading day measurement period; and (vi) 616,500 shares underlying stock options granted under the Issuer's 2021 Stock Incentive Plan that will vest and become exercisable only if, on or before June 16, 2033, the Issuer's common stock achieves a VWAP of at least $80.00 per share over a 20 consecutive trading day measurement period.

The percentage of shares of common stock reported as being beneficially owned by Mr. Kanders is based upon 43,146,352 shares of common stock outstanding as of the date hereof, which includes: (i) 42,797,451 shares of common stock outstanding as of May 1, 2026, as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, filed with the Securities and Exchange Commission on May 11, 2026; and (ii) options to purchase an aggregate of 348,901 shares of common stock which were previously granted under the Issuer's 2021 Stock Incentive Plan and that are presently exercisable or exercisable within 60 days of the date hereof.

Of the 11,392,928 shares beneficially owned by the Reporting Persons, Kanders SAF has granted a security interest in an aggregate of 3,750,000 shares of the Issuer's common stock beneficially owned by the Reporting Persons in favor of Texas Capital Bank pursuant to the Loan Agreement described in Item 6 of the Initial Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

Of the shares of common stock reported as being beneficially owned by Mr. Kanders, he (i) has sole power to vote or direct the vote and to dispose or direct the disposition of 11,369,478 shares of common stock, including 9,692,039 shares held by Kanders SAF, for which Mr. Kanders serves as sole member and manager of Kanders SAF; and (ii) shares with his wife, the power to vote or direct the vote and to dispose or direct the disposition of the 23,450 shares held by the Allison Kanders Roth IRA. Mr. Kanders disclaims beneficial ownership of the shares held by the Allison Kanders Roth IRA, except to the extent of his pecuniary interest therein.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby supplemented as follows:

Except as set forth below, neither of the Reporting Persons has effected any transactions in shares of the Issuer's common stock during the past 60 days:

On June 15, 2026, Kanders SAF sold 100,000 shares of the Issuer's common stock at a weighted average price of $30.03 per share in open market transactions pursuant to Rule 144 under the Securities Act of 1933, as amended. The shares were sold at prices ranging from $29.07 to $31.03 per share.

On June 16, 2026, Kanders SAF sold 100,000 shares of the Issuer's common stock at a weighted average price of $28.19 per share in open market transactions pursuant to Rule 144 under the Securities Act of 1933, as amended. The shares were sold at prices ranging from $26.905 to $28.995 per share.

On June 17, 2026, Kanders SAF sold 25,000 shares of the Issuer's common stock at a weighted average price of $28.68 per share in open market transactions pursuant to Rule 144 under the Securities Act of 1933, as amended. The shares were sold at prices ranging from $28.12 to $29.09 per share.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Signatures
- Warren B. Kanders: /s/ Warren B. Kanders, Warren B. Kanders (06/18/2026)
- Kanders SAF, LLC: /s/ Warren B. Kanders, Warren B. Kanders / Sole Manager (06/18/2026)